Exhibit 8: Consolidated Statement of Cash Flow

	Ch$ millions		US$ millions (1)
	YTD Dec 02	YTD Dec 03	YTD Dec 02	YTD Dec 03

Cash received from customers	309,545	272,702	430.8	459.2
Financial income received	5,007	1,450	7.0	2.4
Dividends and other distributions	446	68	0.6	0.1
Other incomes	1,109	619	1.5	1.0
Payments to suppliers and employees	(268,833)	(258,191)	(374.1)	(434.8)
Interests paid	(19,523)	(12,710)	(27.2)	(21.4)
Income taxes paid	(871)	(442)	(1.2)	(0.7)
Other expenses	(950)	(1,899)	(1.3)	(3.2)
Added Value Tax and others	(13,407)	(7,279)	(18.7)	(12.3)
Net cash flow from operating activities	12,524	(5,683)	17.4	(9.6)

Sale of Property, Plant and Equipment	813	1,072	1.1	1.8
Sale of permanent investments	-	136	-	0.2
Sale of other investments	-	20,193	-	34.0
Other proceeds from investments	291	346	0.4	0.6
Acquisition of fixed assets	(6,465)	(3,479)	(9.0)	(5.9)
Permanent investments	-	(18)	-	(0.0)
Other disbursements	(250)	(48,762)	(0.3)	(82.1)
Net cash flow used in investing activities	(5,610)	(30,512)	(7.8)	(51.4)

Issuance of shares	696	95,341	1.0	160.6
Loans obtained	49,803	37,654	69.3	63.4
Registered loans from related companies	1,423	-	2.0	-
Other financing sources	-	-	-	-
Dividends paid	(24)	(43)	(0.0)	(0.1)
Repayments of bank borrowings	(53,553)	(86,573)	(74.5)	(145.8)
Repayments of bonds	(1,536)	(12,119)	(2.1)	(20.4)
Payment of expenses related to shares issuance	(18)	(882)	(0.0)	(1.5)
Others	-		-	-
Net cash flow provided by financing activities	(3,208)	33,378	(4.5)	56.2

Net cash flow for the period	3,706	(2,818)	5.2	(4.7)

Effect of price-level restatements on cash and cash equivalents	(495)	402	(0.7)	0.7

Net increase in cash and cash equivalents	3,211	(2,415)	4.5	(4.1)

Cash and cash equivalents at the beginning of year	4,625	7,836	6.4	13.2

Cash and cash equivalents at end of the period	7,836	5,421	10.9	9.1

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1 Exchange rate on December 31 2003 US$1.00 = 593,8
Exchange rate on December 31 2002 US$1.00 = 718,61

Última actualización 18/03/2004